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
CONTACTS:
LORUS THERAPEUTICS INC.                     CANADIAN MEDIA CONTACT:                     US MEDIA CONTACT:

Corporate Communications                    Hugh Mansfield                              Jennifer Taylor
Grace Tse                                   Mansfield Communications Inc.               Mansfield Communications Inc
Tel:  (416) 798-1200, ext.380               Tel:  (416) 599-0024                        Tel:  (212) 370-5045
Email:   ir@lorusthera.com                  Email:  hugh@mcipr.com                      E-mail:  jennifer@mcipr.com
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   LORUS TO ADVANCE ITS ANTICANCER DRUG, GTI-2501 INTO PHASE II CLINICAL TRIAL

         - Drug to progress to Phase II clinical trial for the treatment of prostate cancer -

TSE:              LOR
OTC BB:           LORFF

TORONTO, MAY 21, 2003 - Lorus Therapeutics Inc. ('Lorus') today announced its intention to move its antisense, anticancer drug, GTI-2501 into a Phase II clinical trial for the treatment of advanced metastatic prostate cancer in the fall of 2003. Lorus has signed a Letter of Intent to conduct this clinical study with Dr. Laurence Klotz of the Sunnybrook and Women's College Health Sciences Center in Toronto, Canada.

Dr. Klotz is currently chief of the Division of Urology at Sunnybrook Hospital, chair of the Canadian Urology Research Consortium, and a founder of the Prostate Cancer Research Foundation of Canada.

GTI-2501 reduces the expression of the R1 component of ribonucleotide reductase to prevent tumor cell growth. Data from Phase I clinical studies nearing completion meet the safety and tolerability milestones required for advancement to a Phase II clinical trial. In preclinical investigations, GTI-2501 selectively and specifically inhibited tumor growth across a broad range of tumor types, including several models of prostate cancer. This included both hormone dependent prostate cancer, and prostate cancer that is resistant to hormone blocking drugs. GTI-2501 also significantly enhanced the anti-tumor effects of standard agents currently used for the treatment of prostate cancer.

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"We are extremely pleased to be advancing GTI-2501 in clinical development in partnership with a leading Canadian oncology center," said Dr. Jim Wright, CEO of Lorus. "This clinical trial is consistent with our business strategy, which is to rapidly advance promising anticancer drugs in the clinic, and to progress several drugs through the drug development process to enhance the commercial opportunities of our strong product pipeline."

Prostate cancer is the most frequently diagnosed cancer in North American men and the second leading cause of cancer deaths. It is estimated that over 1 million North American men now alive over the age of 50 will die of prostate cancer unless new treatments are developed to control this devastating disease. As our population ages, the effect of prostate cancer is expected to increase. In comparison to other cancer types, prostate cancer has the greatest increase in both mortality and incidence with increasing age, and impacts significantly on health care systems. It is estimated that approximately $5 billion is spent on prostate cancer treatments each year in the United States and Canada.

In addition to GTI-2501 Lorus has two other anticancer drugs in clinical trials. GTI-2040 has recently received orphan drug status from the United States Food and Drug Administration (FDA) and is in a Phase II clinical trial in the United States for the treatment of renal cell carcinoma. Virulizin(R) is in a pivotol Phase III clinical trial in North America for the treatment of pancreatic cancer and was awarded orphan drug status and fast track status by the FDA. Virulizin(R) is also approved in Mexico for the treatment of malignant melanoma and is commercially available in Mexico through Mayne Pharma, Lorus' marketing partner.

About Lorus

Lorus is a biopharmaceutical company focused on the research and development of cancer therapies. Lorus' goal is to capitalize on its research, pre-clinical, clinical and regulatory expertise by developing new drug candidates that can be used, either alone, or in combination, to successfully manage cancer. Through its own discovery efforts and an active acquisition and in-licensing program, Lorus is building a portfolio of promising anti-cancer drugs. Late-stage clinical developments and marketing will be done in cooperation with strategic pharmaceutical partners. Founded in 1986, Lorus Therapeutics Inc. is a public company listed on the Toronto Stock Exchange under the symbol LOR, and on the OTC BB exchange under the symbol LORFF.

Except for historical information, this press release contains forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties, which may cause actual results to differ materially from those statements. Those risks and uncertainties include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process, and other risks detailed from time-to-time in the Company's ongoing quarterly filings, annual information form, annual reports and 20-F filings.

Lorus Therapeutics Inc.'s press releases are available through the Company's Internet site: http://www.lorusthera.com.

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